Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: June 23, 2014

Frequently Asked Questions

Overview

Wisconsin Energy Corp. (WEC) has agreed to acquire all of the outstanding shares of Integrys Energy Group (TEG) in a cash, stock and assumed debt transaction valued at $9.1 billion. When the transaction is completed, the combined company will be the nation’s 14th largest publicly traded electric and gas utility in terms of market value, the 8th largest natural gas distribution company in terms of number of customers. We’ll have a total of more than 4.3 million metered electric and natural gas customers.

Why do Wisconsin Energy and Integrys believe this combination is good for their customers and shareholders?

For customers, the transaction will create a larger, more diverse company that is better positioned to meet customer needs and support economic growth in its service area. It brings together two well-regarded utility operators to deliver even higher levels of service. The combined company’s strong cash flow will enable it to accelerate investment in upgrading and expanding critical energy infrastructure. For shareholders, the combined company will be accretive to earnings by the end of the first full calendar year after closing and be positioned to deliver enhanced earnings growth over the long-term.

What are the details of the transaction?

Each Integrys stockholder will receive $18.58 in cash and 1.128 shares of Wisconsin Energy stock for each share of Integrys stock, or the equivalent of $71.47 per share. That represents a 17.3 percent premium over the closing price on Friday, June 20, 2014 and a 22.8 percent premium to the volume-weighted average share price over the last 30 trading days prior to Friday, June 20, 2014. When the transaction closes, current Integrys stockholders will own about 28 percent of Wisconsin Energy.

What approvals are required?

The transaction is subject to approvals from the shareholders of both companies, the Federal Energy Regulatory Commission, Federal Communications Commission, Public Service Commission of Wisconsin, Illinois Commerce Commission, Michigan Public Service Commission and if required, Minnesota Public Utilities Commission. The transaction is also subject to the notification and clearance and reporting requirements under the Hart-Scott-Rodino Act and other customary closing conditions.

What is the approval process?

Over the next several months, we’ll make the appropriate regulatory filings with each of the agencies. They’ll hold hearings and take testimony to be assured this combination is in the best interests of all parties. We believe it is. Because of the number of agencies involved and the process itself, it could take some time to get all the approvals necessary.

When will the transaction close?

It’s anticipated the transaction will close in the summer of 2015.

Will Integrys become part of Wisconsin Energy?

Yes. When the transaction closes, the business units of Integrys will become part of Wisconsin Energy and Wisconsin Energy will be renamed WEC Energy Group, Inc. However, the individual utilities now part of Wisconsin Energy and Integrys will not be combined and will remain separate operating companies within WEC Energy Group, Inc.

Why don’t you plan to merge the utilities?

The seven utilities that will make up WEC Energy Group operate in four different states, with different rate structures and different regulatory processes. Merging them into one or two utilities would be expensive and time consuming. Since many of the operating efficiencies that would be gained from combining the utilities can be achieved without formal integration, it makes more sense to have them continue as separate entities.

Do we have a “savings” target?

We’re confident we’ll find operating efficiencies as we go along, but we haven’t attempted to put a number on that. The proposed transaction makes sense on its own.

Where will the combined company be headquartered?

WEC Energy Group will be headquartered in the metropolitan Milwaukee area with operating headquarters in Chicago, Milwaukee and Green Bay.

At this point, all we know is that accommodating the headquarters of the newly combined company will have an impact on our current space. So during the coming year, we’ll be taking a look at what our options are.

How will the transaction impact the communities currently served by the two companies?

We believe the combination of the two companies will have a positive impact. We’re committing to maintain historic levels of community involvement and charitable giving. And our communities will be served by a company that is larger, more diverse and better-positioned to serve their needs.

Will there be layoffs?

Except for certain senior leadership positions, no positions are being eliminated at this time and all labor contracts will be honored. Over the next few years, as the new organization begins to realize efficiencies from the combination of the two companies and the coordination of the utilities, we’ll evaluate structure and staffing. Our primary focus will be on safe, reliable and efficient operations and service to our customers.

Historically, when there has been a need for reduced staffing, Wisconsin Energy’s strong preference has been to use attrition, retirements and voluntary severance as the tools to achieve the needed results.

How will this affect me?

By in large it won’t. Until the transaction closes, we’re still part of Wisconsin Energy and it’s still business as usual. Even after the transaction closes, the utility operating companies will continue to operate as individual utilities and there will be little change in the way we go about our daily business. That said, there will be opportunities to coordinate activities with other companies that are part of WEC Energy, learn from each other and try new ways to do things.

Who will lead the combined organization?

Upon completion of the transaction, Gale Klappa will become chairman and CEO of WEC Energy Group. Other senior leadership positions will be filled by current senior officers of Wisconsin Energy.

Who will be on the board of directors of the new company?

The board of WEC Energy Group will be comprised of the Wisconsin Energy board, which has nine members, and three board members from the current Integrys board.

Who initiated the discussions between the two companies?

Wisconsin Energy. Details about the history of the discussions will be contained in the proxy statement we’ll file with the SEC.

Why did Wisconsin Energy initiate discussion with Integrys?

We saw that a combined company would make sense from many perspectives. It would be larger, more diverse and better-positioned to meet customers’ future energy needs, especially in a consolidating industry. A combined company’s strong cash flow will enable it to invest in building a reliable energy infrastructure. Already strong utility franchises would become stronger. And the potential for stockholder growth would increase.

Does this transaction meet Wisconsin Energy’s previously stated criteria for acquisitions?

Yes. It will be accretive, or will add, to earnings after the first calendar year, will be largely credit neutral, and will produce a growth rate at least equal to Wisconsin Energy’s growth rate as a stand-alone entity.

Do you anticipate any “market power” concerns to be raised with the electric utilities?

We don’t think so. Both Wisconsin Public Service and We Energies are part of the Midcontinent Independent System Operator (MISO), which is responsible for dispatching generation from the power plants in the region and for ensuring equal access to all market participants. In addition, both WPS and We Energies are regulated at the retail level by the Public Service Commission of Wisconsin. For these reasons, we believe market power concerns should be minimal.

Do you anticipate any concerns being raised about Wisconsin Energy becoming the majority owner of American Transmission Company?

We highly value the independent and collaborative manner in which ATC has planned and managed the transmission network in Wisconsin and Michigan’s Upper Peninsula.

To ensure that independence, we’re committing to vote the ownership interest currently held by Wisconsin Energy the same way the other owners of ATC vote. In effect, the other owners of ATC will vote the interest currently held by Wisconsin Energy. We will only vote the interest currently held by Integrys. So control of ATC will actually be more distributed after the close of the transaction than it is today.

Explain the proposed dividend policy?

The proposed dividend policy of the combined company will be designed to keep Integrys’ shareholders neutral after taking into consideration both the stock and cash they received.

In the period before closing, Wisconsin Energy plans to continue its current dividend policy which calls for a 7 to 8 percent annual increase in the dividend. At closing, a further dividend increase is anticipated for Wisconsin Energy shareholders to reflect the dividend policy of the combined company. In future years, the projected payout target for the combined company will be 65 to 70 percent of earnings. The dividend policy of the combined company is expected to be accretive to all shareholders in future years.

What is WEC acquiring with Integrys?

Integrys has several subsidiaries. One that we’re most familiar with is Wisconsin Public Service, which provides both electric and natural gas service in the Green Bay area. Other gas utilities include: Peoples Gas, serving more than 800,000 customers in Chicago; North Shore Gas, serving more than 100,000 customers in the northern suburbs of Chicago; Minnesota Energy Resources, serving more than 200,000 in Minnesota; and Michigan Gas Utilities, serving more than 100,000 customers in southern Michigan. Integrys had previously announced the sale of its Upper Peninsula Power Company subsidiary. That transaction has not closed, but is expected to take place before our transaction closes next year, so UPPCO will not be part of WEC Energy Group.

What impact will this transaction have on operations at the Presque Isle Power Plant? Doesn’t Integrys sell power to our former customer, Cliffs? Will Cliffs become our customer again, potentially reversing our request to suspend operations at PIPP?

No, the acquisition won’t have a direct impact on PIPP. Integrys Energy Services, the non-regulated marketing subsidiary of Integrys, does currently sell power to Cliffs; however, Integrys is in the process of divesting that subsidiary. It’s unknown who may sell power to Cliffs in the future. In the meantime, PIPP will continue to operate at the direction of MISO under the terms of an SSR through February 1, 2015 with the possibility of another one year extension. We will need to invest in certain environmental upgrades at the plant by 2016. The costs of these upgrades would need to be reimbursed through an agreement with MISO as well.

Why is Integrys Energy Services not part of the transaction?

Integrys made the decision to divest IES some time ago and is now in the late stages of that effort. They have stated the decision to divest was a result of a review of their non-regulated business portfolio with an eye toward improving alignment with their utility-focused strategy. The divestiture of IES is consistent with that strategy.

Will WEC Energy Group be acquiring additional power plants?

We have no plans to add additional power plants at this time.

How does this transaction impact our credit ratings?

This transaction is consistent with our stated criteria that any transaction be largely credit neutral.  As such, we do not expect an impact to the combined company’s credit rating profile.

Will the name of the Company change?  What about the subsidiary companies?

After the close of the transaction, the combined company will be named WEC Energy Group, Inc. The individual operating utilities will be subsidiaries of WEC Energy and will retain their individual identities.

How will this combination impact customers?

The transaction should be seamless for customers of both Integrys and Wisconsin Energy. They will remain customers of the individual utilities that serve them today and that are known for high levels of customer satisfaction. We’ll continue to make investments in infrastructure and operational initiatives to maintain a high level of reliability and improve customer service. And we’ve committed to maintain historic levels of community involvement and charitable contributions.

Will rates change because of this transaction?

No. Rates are set through the rate case process established by our respective public utilities commissions/regulatory bodies and this transaction will not change that.

Will the new company continue the same level of community involvement and support?

Yes. As part of the transaction, we’ve agreed to maintain the historic levels of community involvement and charitable contributions of both companies.

As an employee, what should I do?

Stay informed. Ask questions. Answer the questions of your friends and neighbors. You can get the latest update on the transaction at www.wisconsinenergy.com, on iConnect, or by asking your supervisor. Stay focused and work safely. Our customers are depending on us to continue to provide the great service we’re known for.

I’ve seen news reports that the transaction price is roughly $5.8 billion. We say $9.1 billion. What’s the difference?

Our agreement to purchase Integrys involves cash, stock and assumed debt. Integrys shareholders will receive $18.58 in cash and 1.128 shares of Wisconsin Energy stock for each share of Integrys stock, or the equivalent of $71.47 per share. That’s approximately $5.8 billion. We’ve also agreed to assume approximately $3.3 billion in Integrys debt. So the transaction value is a total of $9.1 billion.

While many news organizations include cash, stock and assumed debt when reporting the value of a transaction, as our announcement did, others prefer to separate cash and stock consideration from assumed debt and value them separately. Both are valid ways to report the value of a transaction.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.